UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GREAT ELM CAPITAL CORP.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

September 28, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No.390320109

1	Names of Reporting Persons Northern Right Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,168,400
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,168,400
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.4%
12	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.390320109

1	Names of Reporting Persons Northern Right Capital (QP), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 500,100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,100
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.3%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.390320109

1	Names of Reporting Persons NRC Partners I, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 250,100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 250,100
9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.2%
12	Type of Reporting Person (See Instructions) PN

CUSIP No.390320109

1	Names of Reporting Persons BC Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,168,400
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,168,400
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.4%
12	Type of Reporting Person (See Instructions) HC, OO

CUSIP No.390320109

1	Names of Reporting Persons Matthew A. Drapkin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,168,400
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,168,400
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.4%
12	Type of Reporting Person (See Instructions) HC, IN

Item 1.

(a)	Name of Issuer

Great Elm Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices

800 South Street, Suite 230

Waltham, MA 02453

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Northern Right Capital Management, L.P. (“Northern Right Management”), Northern Right Capital (QP), L.P. (“Northern Right QP”), NRC Partners I, LP (“NRC Partners”), BC Advisors, LLC (“BCA”), and Matthew A. Drapkin (“Mr. Drapkin” and. together with Northern Right Management, Northern Right QP, NRC Partners and BCA, the “Reporting Persons”).

Each of Northern Right QP and NRC Partners (together, the “Funds”) has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), owned by it (collectively, the “Fund Shares”).

As general partner and investment manager of each of the Funds, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Fund Shares. In addition, Northern Right Management is the investment manager for certain separate managed accounts on behalf of investment advisory clients (collectively, the “Managed Accounts”) and may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock owned by the Managed Accounts. Northern Right Management does not own any Common Stock directly and disclaims beneficial ownership of the Fund Shares and any shares of Common Stock owned by the Managed Accounts.

As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Stock beneficially owned by Northern Right Management. BCA does not own any Common Stock directly and disclaims beneficial ownership of any Common Stock beneficially owned by Northern Right Management.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any Common Stock beneficially owned by BCA.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of Northern Right Management, Northern Right QP, NRC Partners, BCA and Mr. Drapkin is 9 Old Kings Highway South, 4th Floor, Darien, Connecticut 06820.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common stock, par value $0.01 per share

(e)	CUSIP Number

390320109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2020

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner
By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

NRC PARTNERS I, LP

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner
By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

BC ADVISORS, LLC
By:	/s/ Matthew A. Drapkin
Name:	Matthew A. Drapkin
Title:	Authorized Signatory

MATTHEW A. DRAPKIN

/s/ Matthew A. Drapkin

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).